June 2, 2005 VIA EDGAR	ATTORNEYS AT LAW Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306-2155 Main 650 843-5000 Fax 650 849-7400 www.cooley.com	Broomfield, CO 720 566-4000 Reston, VA 703 456-8000 San Diego, CA 858 550-6000 San Francisco, CA 415 693-2000
Russell Mancuso, Esq. Tim Buchmiller, Esq. Julie Sherman Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549

JOHN T. McKENNA

(650) 843-5059

mckennajt@cooley.com

*  FOIA Confidential Treatment Request*

Confidential Treatment Requested

by Hoku Scientific, Inc. in connection with

Amendment No. 1 to Registration Statement

on Form S-1 (File No. 333-124423)

Re:	Hoku Scientific, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Registration File No. 333-124423

Dear Ladies and Gentlemen:

On behalf of Hoku Scientific, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 1 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-124423 (the “Registration Statement”), marked to show changes to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 28, 2005.

The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated May 25, 2005, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.

Registration Statement on Form S-1

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes a bona fide estimate of the price range and the number of securities offered.

The Company respectfully acknowledges the Staff’s comment and confirms that any preliminary prospectus circulated will include all non-Rule 430A information. The Company will fill in the blanks throughout the filing in an amendment prior to, or at the time of, circulation of any preliminary prospectus.

June 2, 2005

Page Two

2.	Please provide us with copies of all additional artwork and graphics that you intend to include in the prospectus.

The Company respectfully advises the Staff that there will be no artwork other than the previously filed graphics on pages 36 and 37.

Summary, page 1

3.	We note the references to the advantages of your product in the first paragraph under “Our Business.” If you elect to provide this disclosure in the summary, please provide equally prominent disclosure of the disadvantages of your products. Likewise, provide equally prominent, balancing disclosure to the advantages mentioned under “Fuel Cell Background and Market Opportunity” and “Our Solution.”

The disclosure has been revised on pages 1, 2, 3, 35 and 43 in response to the Staff’s comment.

Our Business, page 1

4.	If true, please disclose in your summary section that, to date, you have derived substantially all of your revenue from two customers through contracts related to testing and engineering services and that you have not derived any revenue from commercial sales.

The disclosure has been revised on pages 1, 7, 26 and 35 in response to the Staff’s comment.

5.	We note your belief in the third sentence that your products address the cost, durability, performance and environmental challenges facing commercially available MEAs and membranes. We also note your statement on page 24 that to date, your customers have not commercially deployed your products. Please expand your disclosure to clarify the basis for the belief that you have expressed given that your products have not been commercially deployed to date.

The disclosure has been revised on pages 1, 2, 35 and 39 in response to the Staff’s comment.

6.	Please expand your disclosure here or in another appropriate location in your prospectus to explain briefly the significance of your custom monomers and polymers. Please also briefly highlight whether these custom monomers and polymers are protected by any intellectual property rights.

The disclosure has been revised on pages 1, 26, 35, 41 and 44 in response to the Staff’s comment. The Company respectfully advises the Staff that the significance of our custom monomers and polymers is addressed on page 41.

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June 2, 2005

Page Three

7.	Please revise your disclosure to clarify what you mean by “incumbent technologies.” For example, please clarify whether this term refers to other existing proton exchange membrane technologies or to other hydrocarbon-based power sources.

The disclosure has been revised on pages 1, 26 and 35 in response to the Staff’s comment.

Fuel Cell Background and Market Opportunity, page 1

8.	Please tell us whether the 2003 report represents the most recently available data. If so, tell us the basis for your belief that the data remains reliable.

The Company respectfully advises the Staff that, in connection with this offering, the Company conducted extensive due diligence regarding the fuel cell market. Due to the nascence of this market, there are limited market statistics published regarding the potential market opportunity for fuel cells. The Company was not able to locate more recent data, which the Company believed to be reliable. The Company selected the 2003 Fuel Cell Report, the 2003 Fuel Cell Supply Chain Research Report and the 2003 Stationary Fuel Cell Markets Research Report, each by Applied Business Intelligence Inc. (“ABI”), due to the credibility of the organization and the nature of ABI’s forecasts. ABI has not published more recent information on these subjects to date. Based on the Company’s diligence review, the Company believes that the ABI forecasts stated in the Amendment remain conservative forecasts of the potential market for fuel cells.

Summary of the Offering, page 3

9.	Please reconcile the number of shares to be outstanding after the offering of 18,657,502 on page 3, and 18,113,752 on page 21 and F-3. Discuss why you believe it is appropriate to exclude the common shares that are subject to repurchase from your dilution table and how you are treating the shares for purposes of your financial statements and why.

The Company respectfully advises the Staff that, for financial statements purposes, it is treating the shares as nonvested stock. As described in Note 6(b) on page F-17, the shares are subject to a restricted stock agreement, which gives the Company the right to repurchase the shares at their original issuance price. This creates a vesting or requisite service period under Statement of Financial Accounting Standards No. 123(R) (“SFAS No. 123(R)”). Therefore, in accordance with paragraph 39 of SFAS No. 123(R). The Company is recognizing compensation cost for the fair value of nonvested stock over the requisite service period, with a corresponding credit to equity. For accounting purposes, the Company has not shown the nonvested shares as outstanding on the face of the balance sheet in accordance with paragraph B47 of SFAS No. 123(R), which states, “The Board agreed with the conclusion in Statement 123 that equity instruments subject to service- or performance-based conditions are not issued until the entity has received the consideration for those instruments.” For EPS purposes, the nonvested shares are considered to be options for purposes of computing diluted EPS in accordance with paragraph 20 of Statement of Financial Accounting Standards No. 128.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO 17 C.F.R. § 200.83

June 2, 2005

Page Four

Below is a reconciliation of shares outstanding for financial statement purposes to shares outstanding for legal purposes:

		As of March 31, 2005
Shares outstanding for financial statement purposes	page 20	18,113,752
Shares subject to repurchase	page 21	543,750

Shares legally outstanding	page 4	18,657,502

The Company, therefore, has not included the shares subject to repurchase in the sections entitled “Capitalization” and “Dilution,” which are derived from the financial statements. As the shares are legally outstanding for voting purposes, the Company believes it is appropriate to show such shares as outstanding in the other sections of the Registration Statement.

Risk Factors, page 6

We may not be able to protect our intellectual property, page 10

10.	We note your disclosure in the second paragraph that competitors may have received patents that block or compete with yours. Clarify why you cannot determine whether existing patents block or compete with your technology.

The disclosure has been revised on page 12 in response to the Staff’s comment.

The loss of any of our executive officers, page 11

11.	We note that your CEO continues to serve as President and as a member of the board of directors of Mehana Brewing Company. Please highlight any risks that may arise as a result of these relationships and as a result of the devotion of his efforts to that company. In an appropriate section of your document, please also disclose the portion of his time that the CEO devotes to your business.

The disclosure has been revised on page 47 in response to the Staff’s comment. The Company respectfully submits to the Staff that Mr. Shindo’s time commitment to Mehana Brewing Company is not significant and, therefore, the Company does not believe that Mr. Shindo’s dual responsibilities to the Company and Mehana Brewing Company present a material risk to investors.

Capitalization, page 19

12.	Please revise to reflect the effects of the conversion of your convertible preferred stock separately from the sale of your common stock in the offering.

The disclosure has been revised on page 20 in response to the Staff’s comment.

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June 2, 2005

Page Five

Management’s Discussion and Analysis…, page 24

Cost of Revenue, page 25

13.	Please clarify your disclosure in the last sentence that you expect your cost of revenue to increase on an absolute basis as license revenue becomes an increasing portion of your revenue. For example, provide a brief description of what expenses will increase as your license revenue increases and the reasons for such increases.

The disclosure has been revised on page 27 in response to the Staff’s comment.

Results of Operations, page 26

14.	Please discuss the reasons for the changes in the items that you quantity. For example, we note the list of items at the end of your “Selling, General and Administrative Expenses” paragraph.

The disclosure has been revised on page 28 in response to the Staff’s comment.

15.	Discuss the relationship with Electric Power Development Co. mentioned in Note 1(e) to your financial statements. Clarify why the relationship terminated.

The Company supplementally advises the Staff that the Company’s agreement with Electric Power Development Co., a Japan-based wholesale generator of electricity (“Electric Power”), was a limited testing and evaluation agreement, pursuant to which the Company’s membrane was tested in a di-methyl-ether (“DME”) fuel cell. DME is a hydrogen-rich fuel like methanol, and is produced in large quantities by Electric Power as a byproduct of other processes. Electric Power paid the Company in full for its services and determined not to pursue further testing. The Company respectfully submits that as its business is not directed toward the development of products compatible with DME fuel cells such disclosure is not appropriate nor reflective of its current activities.

Critical Accounting Policies, page 29

16.	Since your valuation was retrospective, we believe that the following disclosures would be helpful to an investor since changes in your methodologies and assumptions could have a material impact upon your financial statements. Please revise to provide the following disclosures in MD&A:

•	The aggregate intrinsic value of all outstanding options based on the midpoint of the estimated IPO price range;

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June 2, 2005

Page Six

•	Discuss the significant factors, assumptions and methodologies used in determining fair value for those options granted during the twelve months prior to the date of the most recent balance sheet;

•	Discuss each significant factor contributing to the difference between the fair value as of the date of grant and the estimated IPO price for options granted during the twelve months prior to the date of the most recent balance sheet; and

•	Disclose the valuation method used and the reasons why you choose that method.

The disclosure has been revised on page 33 in response to the Staff’s comment.

Business, page 32

17.	Please provide the disclosures required by Item 101(c)(1)(xii) and 101(d)(1)(i) of Regulation S-K.

With respect to the disclosure required by Regulation S-K Item 101(c)(1)(xii), the Company supplementally advises the Staff that, to date, compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, have not had a material effect on the Company’s business or operations. The disclosure has been revised on page 14 to this effect. In addition, the Company does not expect to incur material capital expenditures to ensure compliance with such provisions in connection with the construction and build-out of its combined office, research and development and manufacturing facility. As the Company’s membranes are non-fluorinated, its manufacturing processes do not require the same extensive environmental safeguards as do those for the manufacture of fluorinated membranes. The Company respectfully notes the Company’s disclosure to this effect on page 39 in “Business-Challenges Facing Current MEA and Membrane Technologies in PEM Fuel Cell Systems.”

With respect to the disclosure required by Regulation S-K Item 101(d)(1)(i) the disclosure has been revised on page 46 in response to the Staff’s comment.

18.	We note your risk factors regarding government regulation on pages 9 and 12. Please expand the discussion of your business to describe any material government regulations that will be applicable to your business and products, including any applicable safety and environmental requirements, and your status or efforts in complying with such government regulations and safety requirements.

The disclosure has been revised on page 45 in response to the Staff’s comment.

19.	Please clarify how you acquired your technology and what your activities were before your signed the agreements mentioned on pages 24 and 25.

The disclosure has been revised on pages 26 and 40 in response to the Staff’s comment.

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June 2, 2005

Page Seven

Industry Overview, page 32

20.	Please revise this section so that it is clear whether your disclosure and graphics describe fuel cells in general or your fuel cells and technology in particular. For example, the schematic at the bottom of page 34 depicts aspects of a cogeneration system which the other portions of your prospectus do not address. If this overview relates to fuel cell and cogeneration technology in general, please revise your prospectus to disclose how your technology materially differs or improves upon the described technology.

The disclosure has been revised on pages 36 and 37 in response to the Staff’s comment. The Company respectfully advises the Staff that the section entitled “Our Solution” on page 39 discloses how our technology materially differs or improves upon the existing technology.

Key Components of an MEA, page 33

21.	Please expand your disclosure to describe briefly how the catalyst layers operate to separate the protons and electrons from hydrogen atoms. Please clarify, if true, that your catalysts are unchanged by these chemical reactions. Also, please clarify what limits the run-time of your fuel cells. For example, is the fuel source the limiting factor or do your catalyst layers degrade over time?

The disclosure has been revised on pages 36 and 37 in response to the Staff’s comment.

Market Opportunities and Potential Growth Sectors…, page 35

22.	Please provide us with copies of the industry reports you cite in this section, and clearly mark the relevant sections that support the data you have included in your prospectus. Also tell us whether the sources of the cited data have consented to your use of their names and data and whether any of the reports were commissioned by you or prepared specifically for your use.

In response to the Staff’s comment, the Company will provide marked copies of the requested supplemental materials under separate cover marked to highlight the relevant information. The Company supplementally advises the Staff that the Company has received consents from the relevant parties for the cited data and that none of the reports referenced in the registration statement was commissioned by the Company or prepared specifically for the Company’s use.

Challenges Facing Current MEA and Membrane Technologies…, page 35

23.	Please expand your disclosure to provide a more detailed discussion of the status of your product development efforts. For example, your disclosure should include, among other things, the principal technological and other challenges that must be addressed in order to commercialize your intended products, your current timetable for addressing those technological and other challenges, and your current progress in addressing those technological and other challenges. Please refer to Item 101(c)(l)(ii) of Regulation S-K.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

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June 2, 2005

Page Eight

The disclosure has been revised on pages 9 and 43 in response to the Staff’s comment.

24.	Disclose why fuel cell technology is not yet widely used.

The disclosure has been revised on pages 1 and 35 in response to the Staff’s comment.

Customers and Strategic Relationship, page 38

25.	Please summarize how you could materially breach the Nissan agreement.

The disclosure has been revised on page 42 in response to the Staff’s comment.

26.	Describe IdaTech. For example, is this an unrelated entity? How did you choose it as a subcontractor? When was it created? How large is it? What is its business?

The disclosure has been revised on pages 42 and 43 in response to the Staff’s comment. The Company supplementally confirms to the Staff that IdaTech is an unrelated entity.

Sales and Marketing, page 40

27.	With a view toward disclosure, please tell us the number of potential customers that have evaluated your products.

The Company supplementally advises the Staff that, in addition to Sanyo, Nissan and Electric Power, from 2003 to date, [*] additional companies have signed confidentiality and testing contracts and received test samples of its products.

Intellectual Property, page 40

28.	Please clarify which aspects of your PEM fuel cell technology are protected by your patent. Also, if any general aspects of PEM fuel cell technology are public property, please provide appropriate disclosure.

The disclosure has been revised on page 44 in response to the Staff’s comment.

29.	Please expand your disclosure to discuss more fully how your strategy of applying for composition of matter and process patents will provide barriers to entry.

The disclosure has been revised on page 44 in response to the Staff’s comment.

Competition, page 41

30.	Please expand your disclosure to include a more robust discussion of your competitive position relative to your competitors, taking into account any publicly available information of the status of product development efforts of those competitors.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

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June 2, 2005

Page Nine

The disclosure has been revised on page 45 in response to the Staff’s comment.

31.	Clarify whether your current strategic partners are also developing or evaluating competing products.

The disclosure has been revised on pages 9 and 45 in response to the Staff’s comment.

Management, page 42

Executive Officers and Directors, page 42

32.	Please expand the disclosure of Mr. Shindo’s business experience to describe more fully the nature of his responsibilities in his prior positions. As appropriate, include information such as the size of the operation supervised and the nature of the consulting projects undertaken. Please refer to the last two sentences of Item 401(e)(1) of Regulation S-K.

The disclosure has been revised on page 47 in response to the Staff’s comment.

33.	Please describe Mr. Nakamoto’s business experience from May 2002 to January 2003.

The disclosure has been revised on page 47 in response to the Staff’s comment.

2005 Equity Incentive Plan, page 48

Share Reserve, page 48

34.	Please clarify whether the statement in the last sentence of the first paragraph of this section applies to the automatic increase provisions of the 2005 equity incentive plan or whether the number of shares of your common stock that may be issued pursuant to the exercise of incentive stock options will increase over time in accordance with those automatic increase provisions.

The disclosure has been revised on page 53 in response to the Staff’s comment.

Related Party, Transactions, page 54

35.	Please clarify the amount that the individual related parties paid for their common stock. Also disclose the conversion rate of the preferred stock.

The disclosure has been revised on page 60 in response to the Staff’s comment. In addition, regarding the disclosure of the conversion rate of the preferred stock, the Company respectfully directs the Staff to the paragraph immediately below the footnotes of the table on page 60.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

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June 2, 2005

Page Ten

Principal Stockholders, page 56

36.	Please identify the natural persons who beneficially own the shares held by the entities affiliated with Lava Ventures and HEI Properties, Inc.

The disclosure has been revised on pages 62 and 63 in response to the Staff’s comment.

Description of Capital Stock, page 58

Certificate of Incorporation and Bylaw Provisions, page 60

37.	Please discuss the purpose and effect of the provisions contained in Section 5(b) of the Bylaws that will be effective upon the closing of your offering.

The disclosure has been revised on page 66 in response to the Staff’s comment.

Underwriting, page 63

38.	Please tell us the procedures for the electronic offer, sale and distribution of the shares and identify the underwriters who may engage in such a distribution. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Also, in your discussion of the procedures, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	the communications used;

•	the availability of the preliminary prospectus;

•	the manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	the funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

We may have further comment.

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June 2, 2005

Page Eleven

The managing underwriters have advised the Company that the preliminary and final prospectus will be distributed primarily by means of a printed document sent by the mails, overnight delivery services, hand delivery or similar means. However, the managing underwriters have advised the Company that one or more of the underwriters participating in this offering may deliver a pdf copy of the preliminary or final prospectus to investors, and that one or more of the underwriters may make the preliminary or final prospectus in electronic form available on websites maintained by such underwriters.

Except as described above, the underwriters do not intend to distribute any form of prospectus to investors other than printed prospectuses. Finally, the managing underwriters have advised the Company that, with respect to hardcopy preliminary prospectuses, based on experience with previous transactions and knowledge of their distribution networks, they will take reasonable steps to ensure that they have sufficient quantities of hardcopy preliminary prospectuses available to send to all potential investors whom they contact or who so request.

All investors will receive a hardcopy final prospectus and in no event do the managing underwriters intend to satisfy their prospectus delivery obligations through any means other than delivery of a hardcopy final prospectus.

The managing underwriters have advised the Company that they do not intend to engage in any electronic offer, sale or distribution of the Company’s shares, except that, as noted herein, the underwriters may make available or deliver the preliminary or final prospectus in electronic form and the managing underwriters have contracted with NetRoadshow to conduct an Internet roadshow and make an electronic preliminary prospectus available via NetRoadshow. As the Staff is aware, the primary purpose of NetRoadshow is to provide access to the roadshow to the institutional investors who cannot, or elect not to, attend the roadshow meeting in person. The managing underwriters understand that Net Roadshow, Inc. conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997 (and subsequent no-action letters) received from the SEC in connection with virtual roadshows. The Company understands that, in accordance with such no action letter, an electronic version of the preliminary prospectus identical to the copy filed with the SEC and distributed to the live attendees is required to, and will, be made available on the Net Roadshow, Inc. website which is located at www.netroadshow.com.

The managing underwriters have advised the Company that they will conduct this offering by soliciting indications of interest, as opposed to conditional offers to purchase. Following effectiveness and pricing, the managing underwriters will contact each potential investor that provided an indication of interest for the purpose of confirming such interest, both as to size of allocation and as to number of shares. Potential investors who provided indications prior to effectiveness and pricing but who are no longer interested in purchasing shares are under no obligation of any kind. Consistent with the requirements of Section 5, the managing underwriters have advised the Company that they will not require the funding of any account or the payment of all or any part of the purchase price prior to delivery of a final prospectus and settlement date.

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June 2, 2005

Page Twelve

Financial Statements, page F-1

Note 1. Summary, of Significant Accounting Policies and Practices, page F-7

(c) Revenue Recognition, page F-7

39.	Please respond to the following comments:

•	We note that revenue is recognized over the license period in proportion to the delivery of MEAs and membranes to the customer. Please tell us why and explain how you allocate revenues to each MEA and membrane. Explain the time pattern or other factors that are involved with the delivery of the MEAs and membranes. That is, discuss whether or not the deliveries are by contractual dates or based on milestones. Explain whether the MEAs and membranes are all delivered at the beginning of the license period or evenly over the license term.

The Company has entered into multiple element arrangements with its customers. Historically, under these arrangements, the Company has been compensated for providing engineering services as well as providing product used for testing by its customers under license agreements. The license agreements give customers the right to test and evaluate the Hoku MEA and/or Hoku membrane. Immediately after the testing is completed, the customer is required to return the MEA or membrane to the Company or to destroy it in the Company’s presence.

Pursuant to Emerging Issues Task Force No. 00-21 (“EITF 00-21”), the Company has concluded that it cannot separate the engineering services from the licensing of the MEAs and membranes because it does not have evidence of fair value for the MEAs and membranes given their proprietary nature. Accordingly, the Company is recognizing the entire arrangement as a single unit of accounting as prescribed by paragraph 10 of EITF 00-21 using a proportional performance revenue recognition methodology based upon delivery of the MEAs and membranes.

Historically, the Company’s arrangements with customers have called for regular (although not even) delivery of licensed products to be used by our customers for testing. The delivery schedule of licensed products is agreed upon with the customer and products are delivered in accordance with the schedule over the term of the licensing agreement. The Company records revenue based upon the number of licensed products delivered as compared to the total estimated licensed products we expect to deliver over the term of the license agreement.

The disclosure has been revised on page F-7 in response to the Staff’s comment.

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June 2, 2005

Page Thirteen

•	Please explain how you are recording revenues under the September 2004 agreements with Nissan discussed on page 25 and why. Discuss why you recorded $250,000 of the total $1.3 million contract for MEA and membranes in 2005. Explain why you refer to recording a “proportionate” amount for the engineering services agreement based upon product deliveries. We note that you record revenues under engineering services agreements under the completed contract method. However, it appears that you are recording the revenue for this agreement based upon products delivered. Please explain.

Also as described above, the Company is accounting for the September 2004 Nissan arrangement as a single unit of accounting as prescribed by paragraph 10 of EITF 00-21.

In addition, as described above, the Company records revenue under the Nissan arrangement based upon the number of licensed products delivered as compared to the total estimated licensed products expected to be delivered over the term of the license agreement. The delivery of licensed product is based upon agreed delivery arrangements with Nissan consistent with their testing activities. The Company recorded revenue of $250,000 of the $1,300,000 arrangement fee based upon the number of MEAs and membranes delivered in 2005 as a percentage of the total estimated MEAs and membranes expected to be delivered over the term of the license agreement.

The Company’s completed contract accounting policy was not applicable to the Nissan contract given our inability to separate the agreement into multiple units of accounting, which prohibited the Company from using higher-level authoritative literature.

The disclosure on pages F-7 and F-8 has been revised in response to the Staff’s comment.

•	Please explain how you plan to account for revenues under the March 2005 agreement with Nissan and why. We note the disclosure on page 25.

Consistent with the accounting described above, the Company expects to recognize revenue on the March 2005 Nissan arrangement as a single unit of accounting using the proportional performance revenue methodology.

The disclosure on page F-8 has been revised in response to the Staff’s comment.

Note 6. Capital Stock, page F- 17

40.	Tell us and disclose how you are accounting for and measuring compensation related to your common stock subject to repurchase and tell us why. Please also tell us and disclose how you accounted for the acceleration of the vesting of 325,000 shares of the separating officers’ shares.

As described in Note 6(b) on page F-17, in June 2002, the Company entered into restricted stock agreements with three of its officers which placed a repurchase right in favor of the Company on each officer’s common stock holdings, an aggregate of 10,000,000 shares of common stock as of June 30, 2002.

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June 2, 2005

Page Fourteen

The imposition of repurchase restrictions on the officers’ common stock pursuant to the restricted stock agreements was treated as a contribution of capital and the issuance of shares of restricted common stock. The Company recorded the contribution of capital from the officers/shareholders at its original issue price. Upon receipt the Company recorded treasury stock, which was deemed retired. The restricted stock award (the issuance of restricted common stock) was valued at its grant date fair value, which was determined based upon the value of contemporaneous preferred stock issuances.

The Company is recording compensation expense associated with the issuance of the restricted common stock as the restrictions on the shares lapse, which represents the earning of the award by the holder over his requisite service period pursuant to paragraph 39 of SFAS 123(R). The restrictions on the shares lapse ratably on a monthly basis through June 30, 2005. The Company has disclosed its accounting as it relates to this transaction in Note 6(b) on pages F-17 and F-18.

The Company recorded a compensation charge of $163,000 associated with the accelerated vesting of 325,000 shares of common stock held by a former officer. Pursuant to SFAS 123(R,) paragraph 51, we accounted for acceleration of vesting as a modification of the form officer’s nonvested stock award. Accordingly, since it was not probable that the original award would have vested, we recognized cumulative compensation cost equal to the estimated fair value of the modified award at his termination date. The disclosure on page F-17 has been revised in response to the Staff’s comment.

Note 7. Stock Options, page F-20

41.	We noted on page 31 that the company recorded total stock-based compensation expense, which includes expense related to common stock subject to repurchase, of $2.2 million in 2003, $1.3 million in 2004, and $1.3 million in 2005. However, we noted that your discussion in footnote 7 includes a discussion of only $176,000 of stock-based compensation recorded in 2005. Please reconcile and ensure that your disclosure addresses the nature and measurement of, and accounting for compensation expense recognized for all equity based shares issued.

The Company respectfully submits that it has disclosed the components of stock-based compensation in the Amendment in both Note 6(b) on pages F-18 and Note 7(a) on page F-21, where relevant discussions regarding stock-based compensation related to shares subject to repurchase and stock options are detailed.

Below is a reconciliation of total stock-based compensation:

	Fiscal Year Ended March 31,
	2003	2004	2005
Shares subject to repurchase	$2,187	$1,291	$1,088
Stock options	—	34	176

Total stock based compensation	$2,187	$1,325	$1,264

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO 17 C.F.R. § 200.83

June 2, 2005

Page Fifteen

42.	Provide the estimated IPO price or range when available. If the difference between the IPO price and the fair value used to value stock, options or warrants granted during the 12 months prior to the date of the most recent balance sheet is significant, please provide us with details of the significant factors contributing to the difference. Please note that we will defer our final evaluation of stock compensation and other costs recognized until you provide the offering price and we may have further comments in this regard when the amendment containing that information is filed.

The Company respectfully acknowledges the Staff’s comments and will provide the requested information supplementally under separate cover.

43.	Please disclose the following information for equity instruments granted during the 12 months prior to the date of the most recent balance sheet included in the registration statement:

•	For each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option.

•	Discuss who performed the valuation and if the valuation specialist was a related party, including management, please include a statement disclosing that fact.

The Company supplementally advises the Staff that the underwriters have preliminarily advised the Company that the initial public offering price is expected to be between $8.00 and $10.00 per share. The Company respectfully submits that the disclosure of the expected range in the Amendment is premature and could adversely affect the Company’s ability to complete its initial public offering if the range were to be subsequently revised downward. Therefore, the Company supplementally advises the Staff that it will insert the below disclosure in an amendment prior to, or at the time of, circulation of any preliminary prospectus:

“The fair values of the securities below were determined based on a retrospective valuation performed by management and considered contemporaneous sales of preferred stock and an expected initial public offering price using the mid-point of a range of $8.00 to $10.00 per share. The Company did not obtain contemporaneous valuations from a valuation specialist. Stock-based awards were measured at the fair value of the equity instruments issued using the Black-Scholes option pricing model. The fair value of stock options granted is expensed to the statement of operations over the requisite service period.

During the 12-month period ended March 31, 2005, the Company granted stock options with exercise prices as follows:

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO 17 C.F.R. § 200.83

June 2, 2005

Page Sixteen

Grants Made During Month Ended	Number of Options Granted	Weighted Average Exercise Price	Weighted Average Fair Value Per Share	Weighted Average Intrinsic Value Per Share
April 30, 2004	130,000	$0.10	$1.00	$0.90
May 31, 2004	40,000	$0.10	$1.00	$0.90
June 30, 2004	55,000	$0.10	$1.00	$0.90
August 31, 2004	115,000	$0.10	$2.10	$2.00
September 30, 2004	40,000	$0.14	$3.17	$3.03
October 31, 2004	110,000	$0.15	$3.83	$3.68
December 31, 2004	165,000	$0.25	$5.85	$5.60
January 31, 2005	90,000	$0.35	$7.07	$6.72
March 31, 2005	120,000	$3.00	$8.82	$5.82

”

Exhibits

44.	Please file the March 2004 agreement with Nissan mentioned on page 25.

The Company respectfully submits that, consistent with the Commission’s requirements, the Company has filed as exhibits all agreements required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that Nissan has terminated the March 2004 agreement and that such agreement was a testing and evaluation agreement “made in the ordinary course of business,” is of the type “such as ordinarily accompanies the kind of business conducted” by the Company, is not material to the Company or its financial position and does not fall within any category set forth in Items 601(b)(10)(ii)(A)-(D) of Regulation S-K. Thus, the Company believes that this agreement is not required to be filed as an exhibit per Item 601(b)(10) of Regulation S-K.

45.	We note that you have requested confidential treatment with regard to several of your exhibits. We will review and provide comments on your request separately.

The Company respectfully acknowledges the Staff’s comment.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO 17 C.F.R. § 200.83

June 2, 2005

Page Seventeen

Confidential Treatment Request

In addition, we hereby request, pursuant to 17 C.F.R. § 200.83, that the contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as it contains confidential information. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone John T. McKenna, Esq. of Cooley Godward LLP rather than rely upon the United States mail for such notice. The address and telephone number for John T. McKenna, the responsible representative, is care of Cooley Godward LLP, Five Palo Alto Square, 3000 El Camino Real Avenue, Palo Alto, California 94306, telephone number (650) 843-5059.

Please do not hesitate to call me at (650) 843-5059, or Timothy Moore at (650) 843-5690, if you have any questions or would like any additional information regarding this matter.

Sincerely,

/s/    John T. McKenna

John T. McKenna

cc:	Dustin M. Shindo, Hoku Scientific, Inc.

Scott B. Paul, Esq., Hoku Scientific, Inc.

Timothy J. Moore, Esq., Cooley Godward LLP

Cheryl M. Perino, Piper Jaffray & Co.

Laird H. Simons, Fenwick & West LLP

Patrick J. Ford, KPMG LLP

529320 v1/HN

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION

PURSUANT TO 17 C.F.R. § 200.83